UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2023

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                  Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, 'may', ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of, epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn, slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the company's 2022 Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	First Quarter Trading Update dated 27 April 2023, prepared by WPP plc.

27 April 2023

WPP PLC ("WPP")

First Quarter Trading Update

Positive start to the year; reaffirmed guidance for 3-5% LFL growth in 2023 with an operating margin of around 15%
	£ million	% reported[1]	% LFL[2]
First Quarter
Revenue	3,460	11.9	4.9
Revenue less pass-through costs	2,829	9.9	2.9

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Q1 revenue +11.9%; LFL revenue +4.9%

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Q1 LFL revenue less pass-through costs +2.9%, demonstrating continued momentum

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$1.5 billion net new business won, including from Adobe, Ford, Maruti Suzuki, Mondelēz and Swissport

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WPP topped all three WARC rankings: Creative 100, Effective 100 and Media 100, for 2023

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Acquisitions of Obviously and Goat to invest in influencer marketing expertise; and 3K Communication, a healthcare PR agency in Germany

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KKR to take minority investment in FGS Global at a valuation of $1.425 billion

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2023 guidance reaffirmed: LFL revenue less pass-through costs growth expected to be 3-5%; with headline operating margin around 15% (excluding the impact of FX)

Mark Read, Chief Executive Officer of WPP, said:

"We have seen a positive start to the year, in line with expectations, reflecting continued spending by clients in communications, customer experience, commerce, data and technology to support their businesses and brands.

"We are continuing to strengthen the company - winning new clients, hiring new creative leadership, investing in our technology platforms and data, making three acquisitions in the growth areas of healthcare and influencer marketing and bringing in a minority partner to FGS Global. Our focus on AI over the last five years is paying off, with many examples of our work with clients, using the main AI platforms, in-market today.

"We remain on track to deliver our full year guidance, thanks to the competitiveness of our offer and our role as a modern, trusted partner to clients in a world further disrupted by technology."

For further information:

Investors and analysts Tom Waldron Anthony Hamilton Caitlin Holtirteam@wpp.com	+44 7867 975920 +44 7464 532903 +44 7392 280178
Media Chris Wade Richard Oldworth Buchanan Communications	+44 20 7282 4600 +44 7710 130 634 +44 20 7466 5000
wpp.com/investors

Overview

	Q1 2023 £ million	% reported	% M&A	% FX	% LFL
Revenue	3,460	11.9	0.8	6.2	4.9
Revenue less pass-through costs	2,829	9.9	0.7	6.3	2.9

Business segment

	Global Integrated Agencies	o/w[3] GroupM	o/w GIA ex GroupM	Public Relations	Specialist Agencies
Q1 2023 +/(-)% LFL	3.0	6.1	0.7	2.2	1.9

Top five markets
	USA	UK	Germany	China	India
Q1 2023 +/(-)% LFL	2.3	7.4	4.0	(13.0)	(1.4)

Operational and strategic progress

We saw encouraging growth against last year's first quarter which was the strongest LFL growth quarter of the year. Performance was broad-based across all our business lines and regions. GroupM, our media planning and buying business, performed strongly, reflecting its unparalleled global scale and the strength of its integrated digital and offline offer.

Our momentum in new business continues with $1.5 billion of net new business in the quarter. Account wins include work for Adobe (media), Ford (social media), Maruti Suzuki (media), Mondelēz (production), Lloyds Banking Group (technology), and Swissport (public relations).

We are proud to have topped all three 2023 WARC rankings after WPP was named the number one company in the Creative 100, Effective 100 and Media 100 lists. Ogilvy also ranked as the top network of the year in both the Creative 100 and Effective 100 while EssenceMediacom took first place in the Media 100.

We invested organically to accelerate our data and technology capabilities. Choreograph, our global data products and technology company, continues to scale its offer.

We believe that AI will be fundamental to WPP's business and are excited by its transformational potential. There are many applications of AI today in the work we do for clients, particularly in GroupM, our media planning and buying business, and in Hogarth, our creative production business. We are using AI to automate workflows, speed the process of ideation and concepting, and produce innovative creative work for clients, such as our award-winning work for Cadbury's in India which used AI to allow Bollywood superstar Shah Rukh Kahn to produce personalised ads for local businesses. Our expertise in the application of AI to marketing is based on investments that we have been making for some time, including the appointment of a Head of Creative AI in 2019 and the acquisition of Satalia in 2021. We are working with technology from all the main AI companies, including Adobe, Google, IBM, Microsoft, Nvidia, and OpenAI, with dedicated enterprise platforms, proprietary to WPP, to deliver work to clients that protects their information and IP and using legal guidelines that allow us to responsibly deploy this technology. Finally, we recognise the challenges of AI to society and are committed to using it responsibly.

Our campus programme expanded further, opening two new campuses this year in Manchester and Guangzhou.

In March, we announced a new strategic partnership with KDDI, one of Japan's leading telecommunications groups, to jointly develop next-generation digital capabilities and bridge Japanese content and culture globally. We also announced a partnership with Braze, a best-in-class customer engagement platform aimed at helping brands use its offering to automate the creation of personalised and timely communications.

We completed three acquisitions during the quarter which will strengthen our capabilities in strategically important areas of our offer: Goat, a London-based data-driven influencer marketing agency; Obviously, a New York-based technology-led influencer marketing agency; and 3K Communication, a Frankfurt-based healthcare PR agency to build out our healthcare presence in Germany.

In April, we announced that global investment firm KKR will become a strategic partner in FGS Global, our leading strategic advisory and communications consultancy. KKR will become a 29% shareholder in FGS Global, acquiring all of Golden Gate Capital's equity and a proportion of the interests of WPP and FGS Global management. WPP will remain the majority owner at 51%. The transaction, which values FGS Global at $1.425 billion, is expected to close before the end of the third quarter of 2023, subject to regulatory approvals and other customary closing conditions.

Finally, in April we acquired amp, one of the world's leading sonic branding companies, to strengthen our offer in experiential branding and ability to create high-quality, differentiated, and ownable sound experiences for clients.

Business sector review

Revenue less pass-through costs analysis

£ million	Q1 2023	Q1 2022	+/(-) % reported	+/(-) % LFL
Global Integrated Agencies	2,307	2,106	9.6	3.0
Public Relations	292	262	11.5	2.2
Specialist Agencies	230	206	11.3	1.9
Total Group	2,829	2,574	9.9	2.9

Global Integrated Agencies like-for-like revenue less pass-through costs was up 3.0%, with GroupM (approximately 36% of WPP revenue less pass-through costs in Q1) up 6.1%. Excluding GroupM, Global Integrated Agencies was up 0.7%, with very good growth at Ogilvy driven by strength in consumer packaged goods clients and recent new business wins. This was partially offset by a slower start to the year at Wunderman Thompson, primarily due to lower spend from some technology clients, and AKQA Group, reflecting a softer start to the year at Grey.

Public Relations like-for-like revenue less pass-through costs was up 2.2%, with FGS Global performing particularly strongly and slightly softer performance at BCW and Hill+Knowlton Strategies.

Specialist Agencies like-for-like revenue less pass-through costs was up 1.9%, with very strong growth in CMI Media Group, our specialist healthcare media agency, and good growth at Landor & Fitch, partially offset by the final run-off of a COVID-related government contract in Germany.

Regional review

Revenue less pass-through costs analysis

£ million	Q1 2023	Q1 2022	+/(-) % reported	+/(-) % LFL
N. America	1,150	1,015	13.3	1.9
United Kingdom	377	352	7.0	7.4
W. Cont Europe	558	507	10.0	3.4
AP, LA, AME, CEE	744	700	6.4	1.9
Total Group	2,829	2,574	9.9	2.9

North America saw like-for-like revenue less pass-through costs up 1.9%. Growth in the USA was 2.3%, primarily driven by growth in spending from clients in consumer packaged goods, financial services and telecoms, media & entertainment offsetting a weaker performance from some clients in technology & digital services and retail.

In the United Kingdom, like-for-like revenue less pass-through costs was up 7.4%, with strong spending from clients in consumer packaged goods.

Western Continental Europe like-for-like revenue less pass-through costs grew by 3.4% supported by good growth in Spain, Italy and Germany. France declined year-on-year mainly due to client losses.

Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe like-for-like revenue less pass-through costs was up 1.9%, with double-digit growth in Middle East & Africa and Central & Eastern Europe offsetting declines in Asia Pacific. China declined 13.0% reflecting high levels of infection at the start of the year and a strong comparative quarter in 2022 (+11.9%). However, we did see some improvement in client media expenditure and sentiment towards the end of the quarter which has continued into April.

India declined 1.4% reflecting the impact of macroeconomic uncertainty at the beginning of the quarter and phasing against the comparative quarter (Q1 2022) which saw strong growth of 25.1%.

Declines in China, India and Brazil were partially offset by growth in Japan, Australia and smaller markets.

Balance sheet highlights

Average net debt in the first three months of 2023 was £3.2 billion, compared to £1.6 billion reported in the first quarter of 2022, an increase of £1.6 billion, of which £0.1 billion was due to FX.

Net debt at 31 March 2023 was £3.9 billion, compared to £2.5 billion reported on 31 December 2022, an increase of £1.4 billion, driven largely by expected seasonal net working capital movements and the three M&A transactions in the quarter.

Outlook

We are reaffirming our guidance for 2023 as follows:

Like-for-like revenue less pass-through costs growth of 3-5%; further margin improvement reflecting continued operating leverage to deliver a headline margin of around 15% (excluding the impact of FX)

Other 2023 financial guidance:

■
We also anticipate mergers and acquisitions will add 0.5-1.0% to revenue less pass-through costs growth

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Headline income from associates is expected to be around £40 million[4]

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Effective tax rate (measured as headline tax as a % of headline profit before tax) of around 27.0%

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Capex £300 million

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Restructuring costs of around £180 million[5]

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Trade working capital expected to be broadly flat year-on-year with operational improvement offsetting increased client focus on cash management

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Average net debt/EBITDA within the range of 1.5x-1.75x

Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, "forward-looking statements". Forward-looking statements give the Company's current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts.

These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as 'aim', 'anticipate', 'believe', 'estimate', 'expect', 'forecast', 'guidance', 'intend', 'may', 'will', 'should', 'potential', 'possible', 'predict', 'project', 'plan', 'target', and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of, epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company's ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn, slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients' products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In addition, you should consider the risks described in Item 3D, captioned "Risk Factors" in the Group's Annual Report on Form-20F for 2022, which could also cause actual results to differ from forward-looking information.

Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors at the time.

[1] Percentage change in reported sterling vs prior year.
[2] Like-for-like. LFL comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year. Both periods exclude results from Russia.
[3] Of which.
[4] In accordance with IAS 28: Investments in Associates and Joint Ventures once an investment in an associate reaches zero carrying value, the Group does not recognise any further losses, nor income, until the cumulative share of income returns the carrying value to above zero. At the end of 2022 WPP's cumulative reported share of losses in Kantar has reduced the carrying value of the investment to zero. This means that we expect that around £40-50 million of Kantar headline income will not be recognised in our headline income from associates during 2023.

[5] Excluding any restructuring costs arising from a review of our property portfolio in the US and other regions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 27 April 2023.	By: ______________________
Balbir Kelly-Bisla
Company Secretary